JG



16021626

Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC Mail Processing Section

AUG 08 2016

Washington DC 412

SEC FILE NUMBER
8-68807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seabrook Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6701 Democracy Boulevard, Suite 555
(No. and Street)

Bethesda (City) MD (State) 20817 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian W. Krane (301) 725-3420
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP
(Name - if individual, state last, first, middle name)

2626 Glenwood Avenue (Address) Raleigh (City) NC (State) 27608 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

RECEIVED 2016 AUG -8 PM 2:03 SEC / TM

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian W. Keane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seabrook Partners, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEEPAK VERMA
NOTARY PUBLIC STATE OF MARYLAND
MY COMMISSION EXPIRES MARCH 5, 2019

[signature] 02/29/2016
Notary Public

[signature]
Signature

Managing Director
Title

2/29/2015
Date

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the ~~Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seabrook Partners, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015
AND FOR THE YEAR THEN ENDED

Seabrook Partners, LLC
Table ofContents



Report of Independent Registered Public Accounting Firm

The Members
Seabrook Partners, LLC
Bethesda, Maryland

We have audited the accompanying statement of financial condition of Seabrook Partners, LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I and Schedule II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Raleigh, North Carolina
February 29, 2016

Seabrook Partners, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash and equivalents	$	13,942
Prepaid rent		1,315
TOTAL ASSETS	$	15,257

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	40
Employee Reimbursement		237
TOTAL LIABILITIES	$	277
MEMBERS' EQUITY		14,980
TOTAL LIABILITIES AND EQUITY	$	15,257

The accompanying notes are an integral part of these financial statements.

Seabrook Partners, LLC

Statement of Operations

For the Year Ended December 31, 2015

REVENUES	
Service revenues	$ 123,379
Success fee revenues	340,781
	464,160
EXPENSES	
Occupancy	22,397
Compensation	342,708
Professional services	9,932
Travel	36,968
Mergers and acquisitions database expenses	19,845
Communications and data processing	7,800
General and administrative	11,540
Regulatory expense	2,875
Other expenses	46,443
Total expenses	500,508
NET LOSS	$ (36,348)

The accompanying notes are an integral part of these financial statements.

Seabrook Partners, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2015

Balance at December 31, 2014	$	51,328
Net loss		(36,348)
Balance at December 31, 2015	$	14,980

The accompanying notes are an integral part of these financial statements.

Seabrook Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

OPERATING ACTIVITIES	
Net loss	$ (36,348)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase)/Decrease in:	
Prepaid rent	(1,315)
Receivable from member	3,395
Increase/(Decrease) in:	
Accounts payable	40
Employee reimbursement	237
Net cash used in operating activities	(33,991)
INVESTING ACTIVITIES	
Net cash provided by investing activities	0
FINANCING ACTIVITIES	
Member contributions	0
Member distributions	(0)
Net cash provided by financing activities	0
NET DECREASE IN CASH AND CASH EQUIVALENTS	(33,991)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	47,933
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 13,942

SUPPLEMENTAL CASH FLOW INFORMATION: Cash paid for:	
Interest	$ 0
Income taxes	$ 0

The accompanying notes are an integral part of these financial statements.

SEABROOK PARTNERS, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. Organization and Nature of Business

Seabrook Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company was formed under Maryland law and is located in Bethesda Maryland. The Company completed its registration as a broker-dealer on December 21, 2011 with the SEC. The Company represents private companies in a variety of industries, including government services, information technology, outsourced business services and manufacturing. The majority of the Company's transactions are acquisitions of a business in which the Company represents the selling shareholders of the business.

With respect to these activities, the Company does not trade in any securities, does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

2. Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Investment banking revenues include fees paid in connection with a strategic transaction, including mergers, acquisitions, recapitalizations or capital raises. The fees consist of (i) non- refundable retainer fees paid at the beginning of the assignment and/or on a monthly basis during the first three to six months of the assignment; and (ii) transaction fees that are paid at the closing of the transaction and are typically a percentage of the transaction value.

Cash and Equivalents
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. Fair Value

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1* inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> *Level 2* inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
>
> *Level 3* are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

No Level 1, Level 2 or Level 3 financial instruments were owned by the Company as of December 31, 2015.

4. Concentration of Credit Risk

The Company maintains its cash balances in one financial institution which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

5. Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

6. Concentration of Revenues

During the year ended December 31, 2015, one customer accounted for approximately 71% of revenues for the year. There were no related receivables at December 31, 2015.

SEABROOK PARTNERS, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $13,685, which was $8,685 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.03%.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Operating Lease

The Company has entered into an operating lease agreement for its primary location. The term of the lease agreement is month-to-month, and contains a provision for future rent increases in the amount of five percent after each twelve month period. Notice of cancellation must be given seven days prior to the expiration of each month as the case may be. As of December 31, 2015, the monthly lease rate was approximately $1,300 per month.

10. Related Parties

There are no related parties transactions as of December 31, 2015.

11. Members' Equity

During the year ended December 31, 2015, members contributed $0.

During the year ended December 31, 2015, the Company distributed $0 to its members.

12. Subsequent Events

Management of the Company has evaluated subsequent events through the date the financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.

Seabrook Partners, LLC
Schedule I -Computation of Net Capital Under Rule
15c3-1 of the Securities and Exchange Commission
December 31, 2015

Total members' equity qualified for net capital from the Statement of Financial Condition	$	14,980
Less: Prepaid rent		1,315
Net Capital	$	13,665
Aggregate indebtedness - from the Statement of Financial Condition	$	277
Basic net capital requirement	$	5,000
Excess net capital	$	8,665
Ratio aggregate indebtedness to net capital		2.03%

Reconciliation with Company's computation
(included in Part II of Form X-17A-5 as of December 31, 2015)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	14,979
Audit adjustments to record prepaid rent		(1,315)
Net capital per the preceding	$	13,665

Seabrook Partners, LLC
Schedule II -Computation for Determination of Reserve
Requirements and Information Relating to the Possession and Control
Requirements Under Rule 15c3-3
December 31, 2015

Seabrook Partners LLC relies on Section K(2)(i) of the Securities and Exchange Commission Rule 15c3-3 to exempt the Company from the provisions of these rules.



Report of Independent Registered Public Accounting Firm

To the Members of
Seabrook Partners, LLC
Bethesda, Maryland

We have reviewed management's statements, included in the accompanying Exemption Report (Schedule II), in which (1) Seabrook Partners, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal years without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Raleigh, North Carolina
February 29, 2016

Seabrook Partners LLC's
Exemption Report

Seabrook Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

The Company met the identified provision in 17 C.F.R. 240. 15c3-3 (k) throughout the most recent fiscal year without exception.

SEABROOK PARTNERS LLC

I, **Brian W. Keane**, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Title: Managing Director

February 28, 2016


Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm on Agreed-Upon Procedures Required By Sec Rule 17a-5(E)(4)

To the Members of
Seabrook Partners, LLC
Bethesda, Maryland

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (General Assessment Reconciliation ("Form SIPC-7")) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Seabrook Partners, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants as adopted by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers reconciling adjusted amounts to the Company's trial balance noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Raleigh, North Carolina
February 29, 2016

Seabrook Partners, LLC

Schedule of SIPC Assessments and Payments

Payment Date	To Whom Paid	Amount
11/30/2015	SIPC	$244.00
2/29/2016	SIPC	$936.40